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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC. ANNOUNCES SIZE AND DATES OF TENDER OFFER

NEW YORK, May 25, 2010, Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (the “Fund”) announced that it will conduct a tender offer for up to 5% of its outstanding common stock at a price equal to 98% of its net asset value per share (“NAV”) as determined on the day the tender offer expires.  The Fund currently expects its tender offer to commence on June 11, 2010, and expire on July 9, 2010, unless extended.  As previously announced, pursuant to the terms of its tender offer program, the Fund will conduct the tender offer because its common stock traded at an average daily discount to NAV of 10.20% for the 12-week measurement period ended May 14, 2010.

Additional terms and conditions of the tender offer will be set forth in the Fund’s offering materials, which are expected to be distributed to stockholders on or about June 11, 2010.  If more than 5% of its outstanding common stock is tendered, and not withdrawn, the Fund will purchase stock from tendering stockholders on a pro rata basis.  Accordingly, stockholders cannot be assured that the Fund will purchase all of their tendered common stock.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the Fund.  The Fund had not yet commenced the tender offer described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov.  Common stockholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer.  The Fund will also make available, without charge, the offer to purchase and the letter of transmittal.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading private, independent, employee-controlled asset management companies. As of March 31, 2010, assets under management were approximately $180 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment manager to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.